FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2005
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: December 14, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Redemption of Mandatory Redeemable Notes (“ORANE”)
on December 23, 2005
Paris, December 14, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today that all the outstanding mandatory redeemable notes for new or existing Alcatel shares (“ORANE”), issued in December 2002, will mature on December 23, 2005, in accordance with the “Note d’Operation” (Offering Circular) filed with the AMF on December 16, 2002.
Outstanding notes placed with institutional investors outside the United States, Canada, and Japan, as well as individuals in France totaled 120,775,959 as of November 15, 2005.
Each outstanding note will be redeemed for new Alcatel shares on the basis of one share per note. The Alcatel shares will be delivered to the Noteholders by December 30, 2005, at the latest.
The redemption of the ORANE will not impact Alcatel’s 2005 earnings per share (basic or diluted) (EPS) calculation. In accordance with the International Accounting Standard (IAS) 33, Alcatel’s EPS has included the weighted average number of shares to be issued upon the redemption of all outstanding ORANE notes since 2002. In addition, the redemption of the ORANE notes will have no impact on Alcatel’s total equity value as they are already accounted for in Shareholders’ Equity in accordance with IFRS standards.
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com

Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com

Communiqué de presse
Remboursement des obligations remboursables en actions (« ORANE »)
le 23 décembre 2005
Paris, le 14 décembre 2005 — Alcatel (Paris: CGEP.PA et NYSE: ALA) annonce que toutes les obligations remboursables en actions Alcatel, nouvelles ou existantes, (« ORANE »), émises en décembre 2002 et toujours en circulation, arriveront à échéance le 23 décembre 2005, conformément à la Note d’Opération enregistrée auprès de l’AMF le 16 décembre 2002.
Le nombre d’obligations en circulation, placées auprès d’investisseurs institutionnels en dehors des Etats-Unis, du Canada et du Japon, ainsi que de particuliers en France, s’élève à 120 775 959 au 15 novembre 2005.
Chaque obligation sera remboursée en actions nouvelles Alcatel, sur la base d’une action pour une obligation. Les actions Alcatel seront livrées aux porteurs d’obligations au plus tard le 30 décembre 2005.
Le remboursement de l’ORANE n’aura aucun impact sur le calcul du résultat par action (de base ou dilué) d’Alcatel en 2005. En application de l’IAS 33, le résultat par action d’Alcatel inclut depuis 2002 le nombre moyen pondéré d’actions à émettre au titre des obligations remboursables en actions (« ORANE »). De plus, ce remboursement n’aura aucun impact sur la valeur des capitaux propres d’Alcatel, dans la mesure où ces obligations sont déjà comptabilisées en capitaux propres en application des normes IFRS.